

For Immediate Release

8x8, Inc.

8x8, Inc. Announces Third Quarter Fiscal 2011 Earnings

Quarterly Revenue Increases 12% Year Over Year to a Record $17.8 Million

SUNNYVALE, Calif., -- January 26, 2011 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative business communications solutions, today announced financial operating results for the third quarter of fiscal 2011 ended December 31, 2010.

Total revenue for the third quarter of fiscal 2011 rose to a record $17.8 million, an increase of 12% compared to revenue of $15.9 million for the same period of fiscal 2010. Net income for the third quarter of fiscal 2011 was $1.5 million, or $0.02 per share, an increase of 48% compared to net income of $1 million, or $0.02 per share, for the same period last year. Net income results for the third quarter of fiscal 2011 included a one time $625,000 charge accrued during the quarter due to the previously disclosed settlement of a class action wage and hour lawsuit. The one-time charge had a $0.01 per share impact on the Company's earnings per share.

For the nine-month period ending December 31, 2010, total revenue was $52 million, compared to revenue of $47.5 million for the same period of fiscal 2010. Net income for the nine-month period ending December 31, 2010 was $4.5 million, or $0.07 per share, an increase of 62% compared to net income of $2.8 million, or $0.04 per share for the same period of fiscal 2010.

Business customer churn during the third quarter of fiscal 2011 was 2.2%, compared to a churn rate of 2.4% for the same period last year. The Company ended the quarter with 23,251 business customers, up from 19,407 customers a year ago.

Cash, cash equivalents and investments increased during the quarter by $2.6 million, as the Company generated approximately $2.7 million cash from operations and additionally received approximately $2.3 million cash from warrant and stock option exercises during the quarter. This was offset by the Company repurchasing 539,159 shares of its common stock during the quarter under its share repurchase program at an average share price of $2.30 and a total cost of $1,237,714. Total shares outstanding as of December 31, 2010 were 63.3 million. The Company ended the third quarter of fiscal 2011 with $20.5 million in cash, cash equivalents and investments.

8x8 also announced that between January 1 and January 25, 2011, the Company has repurchased an additional 818,537 shares at an average share price of $2.72 and a total cost of $2,223,990.

"8x8 generated solid results for the third quarter of fiscal 2011 with record setting quarterly revenue and an increase of $2.6 million cash and investments on our balance sheet,"

said 8x8 Chairman & CEO Bryan Martin. "Along with these financial metrics, we are pleased to report the addition during the third fiscal quarter of nearly 2,800 gross new business customers each purchasing, on average, 10.5 lines and services from our business offerings. We also won a third government contract for managed hosting and private cloud computing services with one of our carrier partners, which were deployed this month, and announced the establishment of a Washington, DC-based presence to oversee development of new government contracts."

"During the quarter, we achieved our highest customer satisfaction metrics to date, and continue to develop and deploy new initiatives to simplify and advance our customers' implementation and control of their business services," Mr. Martin continued. "As such, business customer churn remained steady at 2.2% and we are hopeful that the customer service and user experience initiatives we will be launching this year, combined with the continued adoption of our differentiated unified communications offering and favorable response to the Polycom IP phones we rolled out during the quarter, will have a more favorable impact on these metrics going forward."

Q3FY'11 Business Highlights:

- Grew top line revenue to a record $17.8 million, up 12% from $15.9 million for the same period of fiscal 2010

- Posted net income of $1.5 million, or $0.02 per share, compared to $1 million, or $0.02 per share, for the same period last year. Third quarter fiscal 2011 net income was reduced by a one-time $625,000 legal settlement, $99,000 of stock compensation expense and $361,000 of depreciation and amortization

- Reported operating income of $1.4 million, compared to $1.3 million in the same period last year

- Repurchased 539,159 shares of its common stock under its share repurchase program at an average share price of $2.30 and a total cost of $1,237,714. Through December 31, 2010, the Company repurchased 2,484,948 shares at an average per share price of $1.71 and a total cost of $4,237,698. As of December 31, 2010, the Company had 63,308,841 total shares outstanding

- Repurchased an additional 818,537 shares at an average share price of $2.72 and a total cost of $2,223,990 between January 1 and January 25, 2011

- Ended the third quarter of fiscal 2011 with $20.5 million in cash, cash equivalents and investments, the highest level since fiscal 2006

- Continued record-low customer churn rate of 2.2% compared to 2.4% in the same period last year

- Added 1,084 net new business customers during the quarter for a total count of 23,251 business customers as of December 31, 2010; an increase of 3,844 from 19,407 business customers at December 31, 2009

- Sold 29,347 new business lines and services compared to 26,354 in the same period last year

- Established partnership with Polycom and added new IP desk and conference phones to 8x8 product portfolio

Management will host a conference call to discuss these results and other matters related to the Company's business today, January 26, 2011, at 4:30 p.m. ET. The call is accessible via the following numbers and webcast links:

Dial In:	(877) 843-0417; domestic
	(408) 427-3791; international
Replay:	(800) 642-1687; domestic, ID 35043168
	(706) 645-9291; international, ID 35043168
Webcast:	http://investors.8x8.com/
Additional presentation materials:	http://virtualmeeting.8x8.com/Q3FY2011Earnings

Supplemental financial slides will be presented through 8x8's Virtual Meeting web conferencing portal, which can be accessed at:
http://virtualmeeting.8x8.com/Q3FY2011Earnings

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) leverages its patented software technologies to deliver high quality voice solutions and integrated messaging and video to businesses of any size with employees in any location on a wide variety of business telephony, web and mobile platforms. 8x8 also offers managed hosting and cloud-based computing services. For additional information, visit www.8x8.com, or connect with 8x8 on Facebook and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, 8x8 Virtual Office and 8x8 Virtual Office Pro are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
Joan.citelli@8x8.com
(408) 654-0970

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2010	**2009**	**2010**	**2009**
Service revenues	$ 16,664	$ 14,737	$ 48,098	$ 44,095
Product revenues	1,114	1,207	3,881	3,434
Total revenues	17,778	15,944	51,979	47,529
Operating expenses:				
Cost of service revenues	3,819	3,254	10,790	10,290
Cost of product revenues	1,840	1,925	5,897	5,432
Research and development	1,131	1,239	3,628	3,741
Selling, general and administrative	9,570	8,251	27,453	24,980
Total operating expenses	16,360	14,669	47,768	44,443
Income from operations	1,418	1,275	4,211	3,086
Other income, net	78	7	112	50
Income (loss) on change in fair value of warrant liability	-	(265)	167	(362)
Income before provision for income taxes	1,496	1,017	4,490	2,774
Provision for income taxes	-	3	7	10
Net income	$ 1,496	$ 1,014	$ 4,483	$ 2,764
Net income per share:				
Basic	$ 0.02	$ 0.02	$ 0.07	$ 0.04
Diluted	$ 0.02	$ 0.02	$ 0.07	$ 0.04
Weighted average number of shares:				
Basic	63,281	62,852	63,365	62,768
Diluted	66,873	63,393	65,622	62,978

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	December 31, 2010		March 31, 2010	
ASSETS				
Current assets				
Cash and cash equivalents ………………..............................	$	18,586	$	18,056
Investments ………………………………………………………		1,920		-
Accounts receivable, net		758		554
Inventory		2,600		2,174
Other current assets		826		665
Total current assets		24,690		21,449
Property and equipment, net		2,614		1,871
Other assets		2,148		392
Total assets	$	29,452	$	23,712
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	4,795	$	3,780
Accrued compensation		1,683		1,444
Accrued warranty		417		331
Deferred revenue		1,039		1,310
Other accrued liabilities		4,134		3,269
Total current liabilities		12,068		10,134
Other liabilities ………………………………………………		67		111
Fair value of warrant liability …………………………………		-		167
Total liabilities		12,135		10,412
Total stockholders' equity		17,317		13,300
Total liabilities and stockholders' equity...............................	$	29,452	$	23,712

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

| | Nine Months Ended December 31, | |
	2010	2009
Cash flows from operating activities:		
Net income	$ 4,483	$ 2,764
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	960	775
Stock-based compensation	228	182
Change in fair value of warrant liability	(167)	361
Change in inventory reserve	32	(347)
Other	25	69
Changes in assets and liabilities:		
Accounts receivable, net	(231)	(135)
Inventory	(458)	(145)
Other current and noncurrent assets	(75)	(39)
Deferred cost of goods sold	2	99
Accounts payable	1,272	(731)
Accrued compensation	239	227
Accrued warranty	86	28
Accrued taxes and fees	301	(53)
Deferred revenue	(271)	(597)
Other current and noncurrent liabilities	548	(974)
Net cash provided by operating activities	6,974	1,484
Cash flows from investing activities:		
Purchases of property and equipment	(1,891)	(929)
Restricted cash decrease	-	100
Purchase of investment	(2,000)	-
Purchase of strategic investment	(315)	-
Acquisition of Central Host, Inc., net of cash acquired	(998)	-
Sale of property and equipment	2	2
Net cash used in investing activities	(5,202)	(827)
Cash flows from financing activities:		
Capital lease payments	(28)	(42)
Repurchase of common stock	(4,026)	(212)
Buyback of employee stock options	(101)	-
Proceeds from exercise of warrants	880	-
Proceeds from issuance of common stock	278	-
Proceeds from issuance of common stock under employee stock plans	1,755	291
Net cash provided by (used in) financing activities	(1,242)	37
Net increase in cash and cash equivalents	530	694
Cash and cash equivalents at the beginning of the period	18,056	16,376
Cash and cash equivalents at the end of the period	$ 18,586	$ 17,070

8x8, Inc.
Selected Operating Statistics

	FQ309	FQ409	FQ110	FQ210	FQ310	FQ410	FQ111	FQ211	FQ311
Gross business customer additions (1)	2,437	2,792	2,907	2,609	2,785	2,875	2,756	2,450	2,798
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,224	1,245	1,371	1,416	1,331	1,616	1,592	1,459	1,524
Business customer churn (less cancellations within 30 days of sign-up) (2)	2.9%	2.7%	2.7%	2.7%	2.4%	2.7%	2.5%	2.2%	2.2%
Total business customers (3)	14,706	16,013	17,266	18,199	19,407	20,428	21,362	22,167	23,251
Business customer average monthly service revenue per customer (4)	$ 208	$ 202	$ 196	$ 201	$ 204	$ 204	$ 208	$ 209	$ 209
Overall service margin	74%	71%	76%	76%	78%	77%	78%	78%	77%
Overall product margin	9%	-50%	-75%	-42%	-59%	-43%	-38%	-57%	-65%
Overall gross margin	67%	59%	66%	67%	68%	68%	68%	68%	68%
Business subscriber acquisition cost per service (5)	$ 141	$ 118	$ 93	$ 90	$ 102	$ 97	$ 109	$ 108	$ 99
Average number of services subscribed to per business customer	6.6	6.6	6.9	7.1	7.3	7.5	7.5	7.7	7.8
Business customer subscriber acquisition cost (6)	$ 933	$ 785	$ 638	$ 638	$ 749	$ 723	$ 818	$ 826	$ 768

(1) Includes 49 hosting customers acquired in the first quarter of fiscal 2011 from Central Host, Inc. ("Central Host").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(3) Business customers are defined as customers paying for service. Customers that are currently in the 30 day trial period are considered to be customers that are paying for service.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period.

(6) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.